

13030579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 7M SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 2385 201 S COLLEGE STREET
(No. and Street)

CHARLOTTE	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

704.899.5962 LEROY DAVIS

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIXON HUGHS GOODMAN LLP
(Name – *if individual, state last, first, middle name*)

6525 MORRISON BLVD SUITE 500	CHARLOTTE	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEROY DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 7M SECURITIES LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public Emily A. Pacheco

My Commission expires March 8, 2017.

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

7M SECURITIES, LLC

Financial Statements

For the years ended
December 31, 2012 and 2011

TABLE OF CONTENTS



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Members of
7M Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of 7M Securities, LLC, (the "Company"), as of December 31, 2012, and the related statements of operations, members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 7M Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of 7M Securities, LLC as of and for the year ended December 31, 2011, were audited by other auditors whose report dated February 24, 2012, expressed an unmodified opinion on those statements.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 25, 2013

7M SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 36,311	$ 142,406
TOTAL ASSETS	$ 36,311	$ 142,406
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 15,625	$ 5,209
Due to related party	-	100,000
TOTAL LIABILITIES	15,625	105,209
MEMBERS' EQUITY	20,686	37,197
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 36,311	$ 142,406

See accompanying notes.

7M SECURITIES, LLC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2012 and 2011

	2012	2011
FINANCIAL ADVISORY FEES	$ 850,000	$ 1,916,753
OPERATING EXPENSES:		
Commissions	804,444	1,570,160
Wages and benefits - related party	22,227	276,187
Professional fees	33,489	28,982
Rent - related party	1,200	1,200
Other operating expenses	5,151	29,597
	866,511	1,906,126
NET INCOME (LOSS)	$ (16,511)	$ 10,627

See accompanying notes.

BALANCE, December 31, 2010	$ 21,570
Contributions	5,000
Net income	10,627
BALANCE, December 31, 2011	37,197
Net loss	(16,511)
BALANCE, December 31, 2012	$ 20,686

7M SECURITIES, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (16,511)	$ 10,627
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	10,416	5,209
Due to related party	(100,000)	99,900
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(106,095)	115,736
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	-	5,000
NET INCREASE (DECREASE) IN CASH	(106,095)	120,736
CASH, BEGINNING	142,406	21,670
CASH, ENDING	$ 36,311	$ 142,406

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

7M Securities, LLC (the Company) was incorporated in the state of North Carolina on March 3, 2010 for the purpose of becoming qualified as a licensed broker/dealer. In 2011, the Company became licensed as a broker/dealer and began operation providing merger and acquisition services to middle market companies and private equity firms.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

The Company enters into contracts with customers to provide investment banking services. The contracts generally contain a success fee that is contingent upon the closing of a transaction. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Income taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for income tax purposes. The Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ended December 31, 2010. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the members and not to the entity.

The income and losses of the Company are included in the members' personal tax returns. As of December 31, 2012 and 2011, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent events

The Company has evaluated subsequent events through February 25, 2013, which is the date these financial statements were available to be issued.

As of January 1, 2013, 7M Securities became a wholly-owned subsidiary of 7 Mile Advisors, LLC. Prior to January 1, 2013, the Company was related to 7 Mile Advisors, LLC by common ownership.

NOTE B – TRANSACTIONS WITH RELATED PARTIES

Up until December 31, 2012, the Company was related to 7 Mile Advisors, LLC (7MA) by common ownership. The Company and 7MA entered into a management service agreement (Agreement). In accordance with the terms of the Agreement, 7MA charges the Company a portion of the general and administrative expenses incurred by 7MA based on the amount used by the Company. These expenses include: (a) management and administrative salaries, wages, and benefits; (b) shared facilities costs; and (c) other miscellaneous general and administrative expenses. For the years ended December 31, 2012 and 2011, included in wages and benefits – related party was $22,227 and $276,187, respectively. For the years ended December 31, 2012 and 2011, included in rent – related party was $1,200 of allocated costs, and included in other operating expenses in 2011 was $26,033 of allocated costs, charged to the Company under the Agreement. There were no allocated cost in other operating expenses for the year ended December 31, 2012.

Employees of the Company and of 7MA are eligible to participate in the profit sharing plan (the "Plan"). After completing one year of service, each participant is eligible to receive a discretionary employer contribution each year. The Company does not have any employees but is allocated a portion of salaries from 7MA including a profit sharing contribution. For the year ended December 31, 2011, 7MA allocated contributions of $100,000 to the Company which was recorded in due to related parties at December 31, 2011 and recognized as wages and benefits in the statement of operations for the year then ended. There were no such allocation for 2012, and, as of December 31, 2012, there were no outstanding related party amounts due.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposits, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE D – SIGNIFICANT CUSTOMERS

Three customers accounted for 100% of total revenue for the years ended December 31, 2012. These different customers accounted for 100% of total revenue for the year ended December 31, 2011.

NOTE E – COMMITMENTS

The Company leases office space from a related party (see Note B) through November 30, 2014. The Company has lease commitments of $1,200 in 2013 and $1,100 in 2014. The Company recorded rent expense of $1,200 for each of the years ended December 31, 2012 and 2011.

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $20,686 and $37,197, respectively, which was $15,686 in excess of its required net capital of $5,000 in 2012 and $30,183 in excess of its net capital requirement of $7,014 in 2011. The Company's aggregate indebtedness to net capital ratio was 76% and 283% at December 31, 2012 and 2011, respectively.

NOTE G – POSSESSION OR CONTROL REQUIREMENTS

The Company does not take possession of or control customer funds or securities.

SUPPLEMENTAL INFORMATION

7M SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$	20,686
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deduction) or allowable credits		-
Total capital and allowable subordinated borrowings		20,686
Deductions and/or charges:		
Total nonallowable assets - accounts receivable		-
Other additions and/or allowable credits		-
Net Capital	$	20,686

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	15,625
Total aggregate indebtedness		15,625

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required		5,000
Minimum dollar requirement		1,042
Net Capital requirement		5,000
Excess net capital at 1500%	$	15,686
Excess net capital at 1000%	$	15,686
Percentage of aggregate indebtedness to net capital		75.53%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	20,686
Net audit adjustments		-
Net capital per previous page	$	20,686

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors'
Supplemental Report On Internal Control

To the Members of
7M Securities, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of 7M Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Supplemental Report On Internal Control - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 25, 2013



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Accountants' Report

To the Members of
7M Securities, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by 7M Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules in the Company's SIPC reconciliation noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the Company's SIPC reconciliation supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 25, 2013

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068587 FINRA DEC
7M SECURITIES LLC 14*14
201 S COLLEGE ST STE 2385
CHARLOTTE NC 28244-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2125
   B. Less payment made with SIPC-6 filed (exclude interest) (2000)
      7/19/2012
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 125
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 125
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

7M Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 17 day of JANUARY, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 850,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. *(See Instruction C):* ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions —

2d. SIPC Net Operating Revenues $ 850,000

2e. General Assessment @ .0025 $ 2,125

(to page 1, line 2.A.)